FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1003

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports first quarter earnings for fiscal year 2009”.

Buenos Aires, May 11, 2009 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year 2009

Highlights

•

Earnings in the first quarter of 2009 were AR$85.9 million, which represent an improvement of 15.6% compared with earnings in the first quarter of 2008. The earnings per share were AR$0.18 and the return on equity (ROE) reached 16.4% in annual terms.

•

The improvement in the recurrent income structure of the Bank is reflected in the net interest margin and in the net fee income, which grew 19.0% and 32.2%, respectively, compared to the first quarter of 2008.

•

During the first quarter of 2009, the Argentine financial market showed a slowdown in the pace of growth mainly in the financial intersection with the private sector. In this context, BBVA Banco Francés was not the exception and the Bank’s financings to the private sector remain at the same level as in 2008.

•

Regarding asset quality, BBVA Banco Francés continues being the leading bank in the financial system. Prudent risk management is one of the fundamental factors to maintain excellent indicators of risk assumed. As of March 31, 2009 the non-performing ratio reached 1.28% with a coverage level of 159.3%.

•

In terms of liabilities, during the first quarter of 2009, recurrent deposits grew 2.6%. Balances in sight accounts showed the greatest growth, increasing their participation in deposits. As of March 31, 2009, these recurrent deposits represented 52.8% of the total.

•

Total shareholder’s equity was AR$2,117 million by the end of March 2009 and BBVA Banco Francés had an excess of capital over the Central Bank of the Argentine Republic (BCRA) requirements of AR$938 million. This excess represented 44.3% of Total Stockholders’ Equity, showing an important level of solvency.

•

In an Ordinary and Special Shareholders’ Meeting held on March 27, 2009, the shareholders approved by majority the distribution of dividends totaling AR$100 million, of which AR$35 million will be paid in cash and AR$65 million through the issuance of new shares. The approved dividends will be distributed pro-rata to shares held at face value by each shareholder, equivalent to AR$0.21215 by share, “ad referendum” of the BCRA authorization. At the date of the release of this press release, the BCRA had not commented on this issue.

Economic Environment

In the first two months of 2009, economic activity continued to decrease as in the fourth quarter of 2008. The Monthly Estimator of Economic Activity (EMAE) grew 2.4% year over year. Despite this, the industry and development decreased during the period.

A decrease in economic activity and lower agricultural products prices had a negative impact on tax collections and the primary fiscal surplus of the national public sector. Fiscal revenues grew by 15.6% on average year over year during the first quarter. Income tax and export duties were the most affected incomes. The primary fiscal surplus of the national public sector decreased by 49.1% compared with the same period of 2008.

Inflation, as measured by the Consumer Price Index (which is used to calculate CER adjustment for some sovereign assets) averaged 6.6% year over year during the first quarter.

While the effects of the international crisis on the markets continued to emerge, some domestic factors also negatively affected the domestic exchange market. The BCRA sold US$1,476 million in the quarter and the exchange rate (BCRA) closed at AR$3.71 per U.S. dollar, an increase of 7.5% with respect to the last quarter of 2008. The international reserve stock remained at US$46,509 million, slightly above its level at the end of 2008.

The Badlar rate at private banks in the month of March closed at an average of 12.21% due to the liquidity stock privilege in the financial system and to the lack of demand for money. Monetary base decreased in the period due to the absence of monetarization via the external sector and due to the integration of reverse repos.

Total deposits of the financial system increased 4.1% on average in the first quarter of 2009. Dollars deposits grew 18.2% due to price effect (greater devaluation), and to quantity. Private sector loans grew only 1.7% in the first quarter, mainly the line of advances in pesos.

The Bank

The international crisis and some local factors resulted in a slowdown in the pace of growth in the core business. Amidst this, BBVA Banco Francés was able to adapt itself to the new market conditions, redefining its strategy with the goal of surpassing this crisis and becoming stronger for it.

In this environment BBVA Banco Francés continues focused on boosting the mixing of business. In terms of assets, the Bank continuous managing liquidity and trying to increase financings in the retail and middle-market segments.

On the other side, in terms of liabilities the targets are the retail funds, which help to improve even more the cost structure. A higher participation of transactional deposits as a percentage of total deposits supports this goal.

BBVA Banco Francés has excellent positioning, which is based on a good balance sheet structure, high levels of liquidity and solvency, a wide network of branches and the necessary expertise to work in an environment more complex and competitive every day.

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2009 have been translated into pesos at the reference exchange rate of AR$3.7135 per U.S. dollar, published by the BCRA.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

It is important to highlight the fact that information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1) in thousands of pesos except income per share, income per ADS and percentages	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Net Financial Income	308,771	(11,249)	259,535	n.a.	18.97%
Provision for loan losses	(32,218)	35,816	(20,173)	-189.95%	59.71%
Net income from services	216,882	218,876	164,065	-0.91%	32.19%
Administrative expenses	(376,648)	(319,283)	(257,462)	17.97%	46.29%
Operating income	116,787	(75,840)	145,965	-253.99%	-19.99%
Income (Loss) from equity investments	13,952	(17,023)	41,367	-181.96%	-66.27%
Income (Loss) from Minority interest	(4,930)	(2,467)	253	99.84%	n.a.
Other Income/Expenses	(37,125)	114,682	(110,962)	-132.37%	-66.54%
Income tax and Minimum Presumed Tax	(2,810)	(3,573)	(2,315)	-21.35%	-21.38%
Net income for the period	85,874	15,779	74,308	444.23%	15.56%
Net income per share (2)	0.18	0.03	0.16	444.23%	15.57%
Net income per ADS (3)	0.55	0.10	0.47	444.23%	15.57%

(1)	Exchange rate: 3.7135 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net Income totaled AR$85.9 million by the end of the first quarter of 2009, which represented an increase of 15.6% compared to the first quarter of 2008. The advance in the recurrent income structure of the Bank is reflected in the net interest margin and in the net fee income, which grew 19.0% and 32.2%, respectively, compared to the first quarter of 2008.

At March 31, 2009 net financial income reached AR$308.8 million, which included a loss of AR$70 million related to the adjustment in public bonds. Without taking into account that adjustment, net financial income grew 1.3% and 18.5% as compared to the last quarter of 2008 and the first quarter of 2008, respectively.

It is important to highlight that as a consequence of the slowdown in the international markets during the first quarter of 2009, the Bank voluntarily adjusted the public bonds portfolio in order to register this portfolio at a reasonable value in line with the current market conditions.

Provisions for loan losses at March 31, 2009 totaled AR$32.2 million, remaining at similar levels as the previous quarter.

Net income from services showed a slight decrease during the first quarter of 2009, mainly due to seasonality. In annual terms it grew 32.2% as a consequence of higher levels of activity during 2008.

Administrative expenses increased 18.0% in the first quarter of 2009 compared to the last quarter of 2008, and 46.3% compared to the first quarter of 2008 due to an increase in personnel expenses and, to a lesser extent, due to an increase in general expenses.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Return on Average Assets (1)	1.41%	0.29%	1.51%	390.35%	-6.44%
Return on Average Shareholders’ Equity (1)	16.38%	2.97%	14.74%	452.38%	11.18%
Net fee Income as a % of Operating Income	41.26%	105.42%	38.73%	-60.86%	6.53%
Net fee Income as a % of Administrative Expenses	57.58%	68.55%	63.72%	-16.00%	-9.64%
Adm. Expenses as a % of Operating Income (2) (3)	63.23%	59.52%	60.78%	6.24%	4.04%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)
(3)	Net considering the excess in the adjustment of the value of public portfolio.

Net Financial Income

The improvement in net financial income comes as a result of the steady growth of income coming from the private sector, which is due to growth in the loan portfolio and the low cost of funds on one hand and the decrease in the Badlar rate on the other.

As compared to the first quarter of 2008, the increase in net financial income is due to growth in the private loan portfolio; mainly financings for consumption and commercial loans to small- and middle-sized companies together with an improvement in the client spread.

The increase in Other Net Financial Income is due to an increase in results of financial operations and in the growth of interest of repos with BCRA.

During the firs quarter of 2009, income related to foreign currency exchange, included in foreign exchange difference, totaled AR$40.0 million, which is 12.8% more than those registered in the previous quarter.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Net financial income	308,771	(11,249)	259,535	n.a.	18.97%
Income from financial intermediation	128,902	112,689	82,095	14.39%	57.02%
CER adjustment	10,236	32,829	60,471	-68.82%	-83.07%
Income from securities and short term investments	2,605	(316,695)	20,573	-100.82%	-87.34%
Net Income from options	(2)	(111)	—	-98.20%	100.00%
Interest on Government guaranteed loans	4,998	15,210	25,459	-67.14%	-80.37%
Foreign exchange difference	50,938	56,967	31,758	-10.58%	60.39%
Others	111,094	87,862	39,179	26.44%	183.55%

Income from Public and Private Securities

Income from public and private securities during the first quarter of 2009 registered a lower adjustment in their value as compared to the previous quarter and appears to be stable.

It is important to mention that the swap of guarantee loans for securities issued by the national government (BONAR 2014) in January 2009 had no impact on the income statements.

With respect to other income from public and private securities, reductions in the results from the portfolio from available for sale and BCRA instruments are mainly due to a smaller volume of holdings of these instruments together with lower yields.

Finally, the decrease in the CER adjustment is due to the lower volume of assets adjustable by the CER index together with the result derived from the application of Communication “A” 4.898 of the BCRA.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Income from securities and short-term investments	2,605	(316,695)	20,573	-100.82%	-87.34%
Trading account	(3,289)	9,466	13,025	-134.75%	-125.25%
Available for sale	19,548	33,243	26,323	-41.20%	-25.74%
Bills and Notes from the Central Bank	10,071	15,890	42,354	-36.62%	-76.22%
Other fixed income securities	(23,724)	(375,294)	(61,129)	-93.68%	-61.19%

CER adjustment	4,848	14,939	28,642	-67.55%	-83.08%

CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	4,848	14,939	28,642	-67.55%	-83.08%

Net Income from Services

Net Income from services showed a slight decrease as compared to the last quarter of 2008, mainly due to seasonality, which caused a decrease in activity during the first quarter of 2009 compared to the last quarter of 2008.

In comparison with the first quarter of 2008, net income from services grew by 32.2%, due to higher business volume with higher fees from the retail segment, mainly those related to current accounts, credit cards and insurance commissions, in addition to those linked to foreign trade operations.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Net income from services	216,882	218,876	164,065	-0.91%	32.19%

Service charge income	277,865	289,896	205,598	-4.15%	35.15%
Service charges on deposits accounts	108,578	95,699	74,282	13.46%	46.17%
Credit Cards and operations	60,797	76,509	46,094	-20.54%	31.90%
Insurance	27,954	32,233	17,318	-13.27%	61.42%
Capital markets and securities activities	1,533	3,557	3,627	-56.90%	-57.73%
Fees related to Foreign trade	14,758	14,184	12,132	4.04%	21.65%
Other fees	64,245	67,715	52,146	-5.13%	23.20%

Services Charge expense	(60,982)	(71,020)	(41,533)	-14.13%	46.83%

Administrative Expenses

During the first quarter of 2009, administrative expenses grew by 18.0% compared to the last quarter of 2008 and by 46.3% compared to the first quarter of 2008.

Growth in administrative expenses is explained by an increase in personnel expenses and in general expenses. Personnel expenses grew as a consequence of the payment of a fixed amount in January and a growth in charges for voluntary retirements occurred during the quarter. Compared with the same quarter a year ago, those expenses grew mainly due to increases in salaries.

General expenses increased due to charges in electricity, communication, taxes, amortization and organization expenses. Growth in taxes is explained by a change in the mode of registration. In the previous years, charges for financial transactions were accounted under Other Expenses. The increase in electricity is due to the increase in tariffs, while growth of the others items are explained by a higher activity level. Those increases were partially offset by lower expenses in advertisement.

By the end of March 31, 2009, the total Bank and subsidiary (except the Consolidar Group) employee base was 4,246 individuals. The branch office network totaled 270 offices, including 239 consumer branch offices, 27 branch offices specialized in the middle-market segment, 14 in-company branches, 4 branch offices for large corporate and institutional clients and 3 points of sale.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Administrative expenses	(376,648)	(319,283)	(257,462)	17.97%	46.29%

Personnel expenses	(236,917)	(186,297)	(155,562)	27.17%	52.30%
Electricity and Communications	(7,357)	(6,932)	(6,522)	6.13%	12.80%
Advertising and Promotion	(12,845)	(21,754)	(16,239)	-40.95%	-20.90%
Honoraries	(7,228)	(8,550)	(6,772)	-15.46%	6.73%
Taxes	(23,026)	(9,929)	(7,323)	131.91%	214.43%
Organization and development expenses	(3,595)	(3,304)	(1,850)	8.81%	94.32%
Amortizations	(10,704)	(10,100)	(7,913)	5.98%	35.27%
Other	(74,976)	(72,417)	(55,281)	3.53%	35.63%

Other Income / Expenses

Other income/expenses registered a loss of AR$37.3 million by the end of March 31, 2009, including a loss from legal injunctions paid during the period together with provisions for other contingencies, which was partially offset by recovered credits.

It is important to note that during the first quarter of 2008, BBVA Banco Francés completed the amortization of the asset related with legal injunctions which was of AR$67.7 million. Such amortization was booked in accordance with the BCRA regulation and it does not imply that the Bank waives its right to demand future compensation or recovery of the difference in the exchange rate ordered by the legal injunctions.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated, mainly the Consolidar Group. The stake in the Consolidar Group recorded a gain of AR$11.1 million during the first quarter of 2009.

It represented an improvement compared to the AR$25.6 million loss registered during the last quarter of 2008 as a consequence of the pension system reform.

Balance and Activity

Total Public Sector Exposure

During the first quarter of 2009, the total exposure to the public sector continued losing participation in the Bank assets. As of March 31, 2009, Public Sector National Treasure assets, net of holdings linked to reverse repo transactions, represented 7.2% of the Bank’s total assets. Meanwhile, the total exposure including the portfolio of BCRA bills and notes, reached 11.8% of the Bank’s total assets.

In 2008, the total public sector exposure, net of holdings linked to reverse repo transactions, decreased almost 27.0% mainly by smaller valuations of such assets together with the decrease in the BCRA bills and notes portfolio.

The variations in the provisions for loan loss risk and devaluation in the first quarter of 2009 are due to the transfer of a regulation account that contained guaranteed loan swaps for Bonar 2014, as well as the creation of new provisions.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and also, the BCRA bills and notes.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Public Sector - National Government	1,931,586	2,262,626	2,610,302	-14.63%	-26.00%
- Loans to the Federal government & Provinces	435,189	1,365,552	1,359,054	-68.13%	-67.98%
- Total bond portfolio	2,258,228	1,432,662	1,181,327	57.62%	91.16%
Unlisted	2,078,843	1,004,833	914,461	106.88%	127.33%
Available for sale	83,417	91,669	239,513	-9.00%	-65.17%
Other government bonds	2,946	1,472	27,353	100.16%	-89.23%
Reverse repo w/Central Bank	93,022	334,688	-	-72.21%	100.00%
- Trustees	217,589	217,043	201,342	0.25%	8.07%
- Allowances	(979,419)	(752,631)	(131,421)	30.13%	645.25%

Bills and Notes from Central Bank	3,156,570	2,928,104	1,624,095	7.80%	94.36%
- Own portfolio	1,167,201	1,668,928	1,504,310	-30.06%	-22.41%
- Reverse repo w/Central Bank	1,989,369	1,259,176	119,785	57.99%	1560.79%

Total exposure to the Public Sector	5,088,157	5,190,730	4,234,397	-1.98%	20.16%

Total exposure to the Public Sector without repos	3,005,766	3,596,866	4,114,612	-16.43%	-26.95%

Loan Portfolio

The private sector loan portfolio totaled AR$9,609 million, registering a slight decrease in the first quarter of 2009.

During the first quarter of 2009, loans related to export operations grew but decreases in advances and discounted notes in the corporate segment and in consumption financing were also recorded.

In 2008, loan portfolio behavior reflected the important evolution in consumption financing, showing a slowdown in the rate of growth of loan activity. Amidst this BBVA Banco Francés has been able to adapt and has continued focused on the retail segment. Such increase was led by personal loans (AR$342 million), credit cards (AR$325 million) and car loans (AR$195 million). In comparison, in the middle market and corporate segments the discounted notes and other loans, mainly those related to export operations, decreased.

The table below shows the composition of the loan portfolio in quarter balances:

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Private & Financial sector loans	9,609,422	9,898,442	9,561,341	-2.92%	0.50%
Advances	1,299,454	1,413,526	1,541,802	-8.07%	-15.72%
Discounted and purchased notes	916,839	1,241,508	1,526,031	-26.15%	-39.92%
Consumer Mortgages	927,115	946,804	845,357	-2.08%	9.67%
Car secured loans	505,257	511,374	310,591	-1.20%	62.68%
Personal loans	1,830,322	1,855,767	1,487,916	-1.37%	23.01%
Credit cards	1,183,816	1,239,588	858,656	-4.50%	37.87%
Loans to financial sector	460,431	491,820	561,042	-6.38%	-17.93%
Other loans	2,521,933	2,228,099	2,512,168	13.19%	0.39%
Unaccrued interest	(15,717)	(24,304)	(12,284)	-35.33%	27.95%
Adjustment and accrued interest & exchange differences receivable	188,676	190,749	140,312	-1.09%	34.47%
Less: Allowance for loan losses	(208,704)	(196,489)	(210,250)	6.22%	-0.74%
Loans to public sector	435,189	1,365,552	1,359,054	-68.13%	-67.98%
Loans to public sector	173,083	553,120	625,685	-68.71%	-72.34%
Adjustment and accrued interest & exchange differences receivable	262,106	812,432	733,369	-67.74%	-64.26%
Net total loans	10,044,611	11,263,994	10,920,395	-10.83%	-8.02%

Asset Quality

Asset quality continues to set apart BBVA Banco Francés in the local market, with an asset quality ratio (non-performing loans over total loans) of 1.28% and a coverage ratio (provisions over of non-performing loans) of 159.3% as of March 31, 2009.

The increase registered in the asset quality ratio is related to the public sector performing loans decrease due to the swap for public securities in one hand and on the other hand, due to a decrease in private sector loans and a slight delinquency increase.

It is important to highlight that, despite the slight delinquency increase, BBVA Banco Francés has the best quality ratios in the Argentine financial system.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Nonaccrual loans (1)	131,005	111,026	70,363	17.99%	86.18%
Allowance for loan losses	(208,704)	(196,489)	(210,250)	6.22%	-0.74%
Nonaccrual loans/net total loans	1.28%	0.97%	0.63%	31.89%	102.12%
Nonaccrual private loans/net private loans	1.33%	1.10%	0.72%	21.32%	85.30%
Allowance for loan losses/nonaccrual loans	159.31%	176.98%	298.81%	-9.98%	-46.68%
Allowance for loan losses/net total loans	2.04%	1.71%	1.89%	18.72%	7.76%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

During the first quarter of 2009, allowance for loans losses showed an increase due to the constitution of allowances on the non-performing loans.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under Other Receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Balance at the beginning of the quarter	199,502	248,135	200,629	-19.60%	-0.56%
Increase / decrease	32,218	-35,816	20,173	-189.95%	59.71%
Provision increase / decrease - Exchange rate difference	1,657	2,694	165	-38.49%	-904.24%
Decrease	(21,431)	(15,511)	(8,528)	38.17%	151.30%
Balance at the end of the quarter	211,946	199,502	212,439	6.24%	-0.23%

Deposits

As of March 31, 2009, total deposits reached AR$19,380 million, growing 12.3% in relation to the balance registered on December 31, 2008 and 27.8% compared to the balance registered as of March 31, 2008.

However, current account balances in foreign currency as of March 31, 2209 and as of December 31, 2008 include transitory deposits. Without considering these deposits, deposits grew 2.6% in the first quarter and 13.7% in the last year.

At sight deposits, without considering transitory deposits, grew 18.2% in the last twelve months and represented 52.8% of deposits at the close of the first quarter of 2009.

Time deposits increased 3.0% during the first quarter of 2009. This increase is more relevant taking into account the decrease in the Badlar rate during the quarter.

Deposits denominated in pesos decreased 1.9% during the first quarter of the year while they increased 8.2% during the last twelve months.

On the other hand, recurrent deposits denominated in foreign currency grew 23.1% in the first quarter of 2009 and 45.9% during the last twelve months. Although, nominal recurrent deposits in foreign currency, taking off the argentine peso devaluation, grew 14.5% in the first quarter of 2009 and 24.4% in the last twelve months. As of March 31, 2009, recurrent deposits in foreign currency reached AR$3,698 million (equivalent to US$996 million), representing 21.7% of total recurrent deposits of the Bank.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Total deposits	19,287,904	17,159,319	15,012,593	12.40%	28.48%
Current accounts	6,498,270	4,743,074	3,278,413	37.01%	98.21%
Peso denominated	4,268,206	4,218,204	3,273,369	1.19%	30.39%
Foreign currency	2,230,064	524,870	5,044	324.88%	n.a.
Saving accounts	4,741,144	4,664,305	4,351,764	1.65%	8.95%
Peso denominated	3,123,917	3,338,069	3,276,333	-6.42%	-4.65%
Foreign currency	1,617,227	1,326,236	1,075,431	21.94%	50.38%
Time deposits	7,723,820	7,497,724	7,011,041	3.02%	10.17%
Peso denominated	5,796,240	5,921,364	5,547,552	-2.11%	4.48%
CER adjusted time deposits	8,185	15,326	132,073	-46.59%	-93.80%
Foreign currency	1,919,395	1,561,034	1,331,416	22.96%	44.16%
Investment Accounts	6,683	10,322	17,811	-35.25%	-62.48%
Peso denominated	6,683	10,322	17,811	-35.25%	-62.48%
Other	317,987	243,894	353,564	30.38%	-10.06%
Peso denominated	156,247	127,220	225,275	22.82%	-30.64%
Foreign currency	161,740	116,674	128,289	38.63%	26.07%

Rescheduled deposits + CEDROS (*)	92,557	101,598	155,096	-8.90%	-40.32%
Peso denominated	92,557	101,598	155,096	-8.90%	-40.32%

Total deposits + Rescheduled deposits & CEDROS	19,380,461	17,260,917	15,167,689	12.28%	27.77%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Other funding sources decreased 44.2% in the first quarter of 2009 and 71.3% in the last year. These variations are mainly caused by the decrease in the balances used at other banks due to the drop in the financings demand by foreign trade operations.

At the end of the first quarter of 2009, 84.9% of the balances showed in the table below were foreign-currency denominated.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Lines from other banks	217,652	389,832	758,377	-44.17%	-71.30%
Senior Bonds	—	—	—	—	—
Other banking liabilities	217,652	389,832	758,377	-44.17%	-71.30%
Subordinated Debt	—	—	—	—	—

Total other funding sources	217,652	389,832	758,377	-44.17%	-71.30%

Capitalization

As of March 31, 2009, total shareholders’ equity of the bank was AR$2,117 million; whereas the excess of capital over the BCRA requirements was AR$938 million. This excess represents 44.3% of total shareholders’ equity, representing an important solvency level.

The unrealized valuation difference as of March 31, 2009 reached AR$191 million due to the deterioration registered in the value of public bonds labeled as “available for sale”.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Capital Stock	536,361	471,361	471,361	13.79%	13.79%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	1,024,472	959,472	959,472	6.77%	6.77%
Reserves on Profits	658,693	594,391	594,390	10.82%	10.82%
Unappropriated retained earnings	624,852	703,280	456,079	-11.15%	37.01%
Unrealized valuation difference	(190,606)	(181,119)	(32,537)	5.24%	485.81%
Total stockholders’ equity	2,117,411	2,076,024	1,977,404	1.99%	7.08%

The variations in the minimum capital required by the BCRA during the last year is mainly explained by higher requirements caused by the increase in the private sector financings and an increase in the alpha coefficient, partially offset by lower requirements due to a decrease in the market risk as a consequence of a lower risk exposure.

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in thousands of pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
Central Bank Minimum Capital Requirements	1,467,171	1,467,176	1,449,708	0.00%	1.20%
Central Bank Minimum Capital Requirements (a, b)	1,387,097	1,373,016	1,302,684	1.03%	6.48%
Market Risk	39,465	52,360	91,601	-24.63%	-56.92%
Increase in capital requirements related to custody	40,609	41,800	55,423	-2.85%	-26.73%

a) Central Bank Minimum Capital Requirements	1,387,097	1,373,016	1,302,684	1.03%	6.48%
Allocated to Asset at Risk	958,189	892,463	806,712	7.36%	18.78%
Allocated to Immobilized Assets	89,304	86,167	91,014	3.64%	-1.88%
Interest Rate Risk	167,310	158,065	167,084	5.85%	0.14%
Loans to Public Sector and Securities in Investment	172,294	236,321	237,874	-27.09%	-27.57%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	812,177	836,005	1,108,462	-2.85%	-26.73%
5% of the securities in custody and book-entry notes	812,177	836,005	1,108,462	-2.85%	-26.73%

Bank Capital Calculated under Central Bank Rules	2,404,828	2,355,781	2,138,526	2.08%	12.45%
Core Capital	2,257,143	1,946,516	1,935,634	15.96%	16.61%
Minority Interest	316,824	304,884	242,603	3.92%	30.59%
Supplemental Capital	(108,914)	165,802	55,634	-165.69%	-295.77%
Deductions	(60,225)	(61,421)	(95,345)	-1.95%	-36.83%
Excess over Required Capital	937,657	888,605	688,818	5.52%	36.13%

Capital Ratio (Central Bank rules)	15.41%	14.76%	14.30%	4.36%	7.78%
Excess over Required Capital as a % of Shareholders’ Equity	44.28%	42.80%	34.83%	3.46%	27.12%

Additional Information

	Quarter ended			% Change Qtr ended 03/31/09 vs. Qtr ended
in pesos except percentages	03/31/09	12/31/08	03/31/08	12/31/08	03/31/08
- Exchange rate	3.7135	3.4537	3.1653	7.52%	17.32%
- Quarterly CER adjustment	1.29%	1.31%	2.42%	-1.64%	-46.78%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call

A conference call to discuss this fourth quarter earnings will be held on Tuesday, May 12th, 2009, at 11:30 AM New York time – 12.30 AM Buenos Aires time. If you are interested in participating, please dial (888) 221 9466 within the U.S. or +1 (913) 312 0669 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 8487884.

A conference call replay facility will be available from May 12th through May 26th, 2009. In order to listen to this digital replay, please call (888) 203 1112 within the U.S. or +1 (719) 457 0820 outside the U.S. Access Code: 8487884.

Internet

This press release is also available on www.bancofrances.com.ar

CONTACTS

Daniel Sandigliano

Investor Relations

(5411) 4341-5036

daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4348-0000 int. 25384

cecilia.acuna@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of pesos)	03/31/09	12/31/08	09/30/08	03/31/08
ASSETS:
Cash and due from banks	6,440,732	4,239,157	3,388,364	3,596,127
Government and Private Securities	4,442,714	3,615,920	2,977,262	2,694,171
- Trading account (listed securities)	913	1,461	9,040	20,364
- Available for sale	434,366	577,502	978,211	989,689
- Reverse repo w/Central Bank	93,022	334,688	—	—
- Unlisted	2,078,843	1,004,833	978,345	914,461
- Listed Private Securities	7,335	7,796	9,139	20,170
- Bills and Notes from the Central Bank	2,807,654	2,442,271	1,350,046	880,908
Less: Allowances	(979,419)	(752,631)	(347,519)	(131,421)
Loans	10,044,611	11,263,994	11,210,444	10,920,395
- Loans to the private & financial sector	9,609,422	9,898,442	9,834,091	9,561,341
- Advances	1,299,454	1,413,526	1,471,487	1,541,802
- Discounted and purchased notes	916,839	1,241,508	1,424,584	1,526,031
- Secured with mortgages	927,115	946,804	953,448	845,357
- Car secured loans	505,257	511,374	457,189	310,591
- Personal loans	1,830,322	1,855,767	1,786,215	1,487,916
- Credit cards	1,183,816	1,239,588	1,010,571	858,656
- Loans to financial sector	460,431	491,820	486,909	561,042
- Other loans	2,521,933	2,228,099	2,347,432	2,512,168
Less: Unaccrued interest	(15,717)	(24,304)	(17,077)	(12,284)
Plus: Interest & FX differences receivable	188,676	190,749	159,034	140,312
Less: Allowance for loan losses	(208,704)	(196,489)	(245,701)	(210,250)
- Public Sector loans	435,189	1,365,552	1,376,353	1,359,054
Principal	173,083	553,120	583,740	625,685
Plus: Interest & FX differences receivable	262,106	812,432	792,613	733,369
Other banking receivables	2,904,596	2,391,717	1,396,491	1,136,726
- Repurchase agreements	2,152,752	1,667,345	655,336	120,141
- Unlisted private securities	68,624	63,324	58,041	59,389
- Unlisted Private securities: Trustees	33,131	34,421	31,326	26,394
- Other banking receivables	653,331	629,640	654,222	932,991
- Less: provisions	(3,242)	(3,013)	(2,434)	(2,189)
Investments in other companies	440,309	428,305	452,879	453,334
Intangible assets	48,042	48,075	44,012	28,555
- Organization and development charges	48,042	48,075	44,012	28,555
Other assets	1,167,927	1,196,426	1,201,050	1,076,042

TOTAL ASSETS	25,488,931	23,183,594	20,670,502	19,905,350

	03/31/09	12/31/08	09/30/08	03/31/08
LIABILITIES:
Deposits	19,380,461	17,260,917	15,674,166	15,167,689
- Current accounts	6,498,270	4,743,074	3,454,744	3,278,413
- Saving accounts	4,741,144	4,664,305	4,485,715	4,351,764
- Time deposits	7,723,820	7,497,724	7,302,332	7,011,041
- Investment Accounts	6,683	10,322	18,238	17,811
- Rescheduled deposits - CEDROS	92,557	101,598	121,093	155,096
- Other deposits	317,987	243,894	292,044	353,564
Other banking Liabilities	3,373,442	3,129,562	2,089,996	1,993,905
Other provisions	271,528	236,811	344,863	361,146
- Other contingencies	271,171	236,454	344,504	360,733
- Guarantees	357	357	359	413
Other liabilities	306,552	445,672	349,148	391,057
Minority interest	39,537	34,608	32,140	14,149

TOTAL LIABILITIES	23,371,520	21,107,570	18,490,313	17,927,946

TOTAL STOCKHOLDERS’ EQUITY	2,117,411	2,076,024	2,180,189	1,977,404

Total liabilities + stockholders’ equity	25,488,931	23,183,594	20,670,502	19,905,350

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT

(in thousands of pesos)	03/31/09	12/31/08	09/30/08	03/31/08
Financial income	576,047	282,293	492,612	457,432
- Interest on Cash and Due from Banks	20	571	3,090	4,914
- Interest on Loans Granted to the Financial Sector	27,818	26,492	21,304	14,441
- Interest on Overdraft	84,992	89,205	68,514	50,010
- Interest on Discounted and purchased notes	44,779	55,879	44,772	38,063
- Interest on Mortgages	32,288	31,055	28,826	22,698
- Interest on Car Secured Loans	22,443	19,761	15,713	8,488
- Interest on Credit Card Loans	44,645	34,570	27,624	21,068
- Interest on Other Loans	137,172	139,721	128,702	108,629
- From Other Banking receivables	408	4,105	4,691	5,995
- Interest on Government Guaranteed Loans Decree 1387/01	4,998	15,210	15,011	25,459
- Income from Securities and Short Term Investments	2,605	(316,695)	(1,935)	20,573
- Net Income from options	(2)	(111)	11	—
- CER	10,398	33,116	39,070	64,671
- CVS	—	—	—	—
- Foreign exchange difference	50,938	56,967	40,400	31,768
- Other	112,545	92,447	56,819	40,655
Financial expenses	(267,276)	(293,542)	(237,004)	(197,897)
- Interest on Current Account Deposits	(5,676)	(8,532)	(8,009)	(5,852)
- Interest on Saving Account Deposits	(2,441)	(2,346)	(2,275)	(2,130)
- Interest on Time Deposits	(218,183)	(240,262)	(191,627)	(151,329)
- Interest on Other Banking Liabilities	(6,295)	(9,006)	(8,910)	(12,026)
- Other interests (includes Central Bank)	(870)	(1,707)	(1,902)	(1,632)
- CER	(162)	(287)	(517)	(4,200)
- Bank Deposit Guarantee Insurance system mandatory contributions	(7,338)	(6,889)	(6,528)	(6,632)
- Foreign exchange difference	—	—	—	(10)
- Mandatory contributions and taxes on interest income	(24,860)	(19,928)	(16,629)	(12,610)
- Other	(1,451)	(4,585)	(607)	(1,476)
Net financial income	308,771	(11,249)	255,608	259,535
Provision for loan losses	(32,218)	35,816	(30,108)	(20,173)
Income from services, net of other operating expenses	216,882	218,876	192,471	164,065
Administrative expenses	(376,648)	(319,283)	(286,323)	(257,462)
Income (loss) from equity investments	13,952	(17,023)	249	41,367
Net Other income	(37,125)	114,682	(8,062)	(110,962)
Income (loss) from minority interest	(4,930)	(2,467)	(2,411)	253
Income before tax	88,684	19,352	121,424	76,623
Income tax	(2,810)	(3,573)	(3,937)	(2,315)

Net income	85,874	15,779	117,487	74,308

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

		(in thousands of pesos)
	03/31/09	12/31/08	09/30/08	03/31/08
ASSETS
Cash and due from banks	6,491,378	4,243,080	3,453,787	3,625,974
Government Securities	5,998,907	5,233,660	4,533,015	4,482,378
Loans	11,433,459	12,507,489	12,619,747	11,966,409
Other Banking Receivables	2,960,497	2,442,925	1,443,429	1,186,025
Assets Subject to Financial Leasing	343,673	379,120	381,254	335,614
Investments in other companies	101,539	96,640	99,574	106,571
Other assets	937,207	922,551	959,475	907,629

TOTAL ASSETS	28,266,660	25,825,465	23,490,281	22,610,600

	03/31/09	12/31/08	09/30/08	03/31/08
LIABILITIES
Deposits	19,264,258	17,079,203	15,648,108	15,109,195
Other banking liabilities	3,393,066	3,135,153	2,118,476	2,042,381
Minority interest	255,787	248,139	261,471	242,604
Other liabilities	3,236,138	3,286,946	3,282,037	3,239,016

TOTAL LIABILITIES	26,149,249	23,749,441	21,310,092	20,633,196

TOTAL STOCKHOLDERS’ EQUITY	2,117,411	2,076,024	2,180,189	1,977,404

STOCKHOLDERS’ EQUITY + LIABILITIES	28,266,660	25,825,465	23,490,281	22,610,600

	03/31/09	12/31/08	09/30/08	03/31/08
NET INCOME
Net Financial Income	447,003	107,969	352,279	358,247
Provision for loan losses	(32,218)	35,816	(30,108)	(20,173)
Net Income from Services	216,303	246,027	240,216	250,923
Administrative expenses	(401,236)	(411,471)	(350,482)	(318,297)
Net Other Income	(130,860)	30,744	(79,327)	(183,634)

Income Before Tax	98,992	9,085	132,578	87,066

Income Tax	(5,468)	(6,638)	(11,559)	(6,091)

Net income	93,524	2,447	121,019	80,975

Minoritary Interest	(7,650)	13,332	(3,532)	(6,667)

Net income for Quarter	85,874	15,779	117,487	74,308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 11, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer